UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Fiscal Year ended December 31, 1999

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ____ to ____

Commission File No. 333-62207

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

(the "Plan")
Chelsea GCA 401(K) Savings Plan

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

CHELSEA GCA REALTY, INC.
103 Eisenhower Parkway
Roseland, New Jersey 07068

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Chelsea GCA 401(k) Savings Plan

December 31, 1999

Chelsea GCA 401(k) Savings Plan

Financial Statements and Supplemental Schedule

December 31, 1999

Contents

Report of Independent Auditors

Financial Statements

Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4(i)-Schedule of Assets Held for Investment Purposes at End of Year

1 2 3 4 9

Report of Independent Auditors

Chelsea GCA 401(k) Savings Plan
Retirement and Benefits Committee

We have audited the accompanying statements of net assets available for benefits of Chelsea GCA 401(k) Savings Plan (the “Plan”) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 12, 2000

Chelsea GCA 401(k) Savings Plan
Statement of Net Assets Available for Benefits

                                                             December 31,
                                                        1999              1998
                                                   -----------------------------
Assets
Investments, at fair value
   Merrill Lynch Basic Value Fund                  $   515,178       $  505,394
   Merrill Lynch Capital Fund                          234,159          183,111
   Merrill Lynch Corporate Bond Fund Investment
     Grade Portfolio                                   133,529          132,806
   Merrill Lynch Global Allocation Fund                187,503          140,367
   Merrill Lynch Growth Fund                           686,688          549,035
   Merrill Lynch Fundamental Growth Fund               258,242                -
   Merrill Lynch Global Technology Fund                146,798                -
   Merrill Lynch Healthcare Fund                        18,808                -
   Merrill Lynch S&P 500 Index Fund                    131,909                -
   Merrill Lynch International Index Fund                3,528                -
   Merrill Lynch Retirement Preservation Fund          132,204           71,165
   CMA Money Fund                                        4,659            1,382
   Chelsea GCA Realty, Inc. Common Stock               173,086          115,238
   Cash                                                      2            2,395
   Participant loans                                    28,024           32,230
                                                   -----------------------------
Total investments                                    2,654,317        1,733,123
                                                   -----------------------------

Receivables:
   Participant contributions                            40,797           37,495
   Employer contributions                               12,295           13,000
                                                   -----------------------------
Total receivables                                       53,092           50,495
                                                   -----------------------------
Net assets available for benefits                  $  2,707,409      $1,783,618
                                                   =============================

See accompanying notes.

Chelsea GCA 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits
December 31, 1999

Additions:
   Additions to net assets attributed to:
     Investment income:
       Net appreciation (depreciation) in fair value of investments  $ 201,234
       Interest and dividends                                          142,101
                                                                     ----------
                                                                       343,335

   Participant contributions                                           573,874
   Employer contributions                                              190,734
   Participant rollovers                                                21,890
                                                                     ----------
Total additions                                                      1,129,833

Deductions:
   Deductions from net assets attributed to:
     Participant withdrawals                                          (173,624)
     Administrative expenses                                           (32,418)
                                                                     -----------
Total deductions                                                      (206,042)

Net increase                                                           923,791

Net assets available for benefits:
   Beginning of year                                                 1,783,618
                                                                     -----------
   End of year                                                       2,707,409
                                                                     ===========

See accompanying notes.

Chelsea GCA 401(k) Savings Plan

Notes to Financial Statements

December 31, 1999

1. Summary of Significant Accounting Policies

Method of Accounting

The financial statements of Chelsea GCA 401(k) Savings Plan (the “Plan”) are presented on the accrual basis of accounting.

Investments

Investments are valued at fair value using share values of the funds as reported by Merrill Lynch on December 31, 1999 and 1998, respectively.

Appreciation or depreciation of securities represents realized gains and the change in fair value during the year.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 28, 1998, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Adoption of SOP 99–3

Effective January 1, 1999, the Plan adopted Statement of Position 99-3, “Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters.” Accordingly, certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

Chelsea GCA 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan

The Plan is a defined contribution plan sponsored and administered by Chelsea GCA Realty Partnership, L.P. (the “Partnership”) and was established for the purpose of allowing Plan members to make tax-deferred contributions through voluntary payroll withholdings in order to accumulate benefits to be paid upon retirement. The Partnership pays all administrative expenses incurred by the Plan except for a fee of $.25 per share for all purchase and sale transactions of Chelsea GCA Realty, Inc. common stock which is paid by the participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All employees of the Partnership are eligible to participate in the Plan after completing 1,000 hours or one year of service and attaining age 21. Employees who elect to enroll in the Plan may elect to have from 1% to 15% of their pre-tax gross pay (for up to a 40 hour work week) contributed to their account each pay period. This deduction may not exceed the maximum amount allowed under the Code of $10,000 for 1999 and 1998. Rollover contributions of $21,890 and $2,859 in 1999 and 1998, respectively, were made by participants from other qualified Plans.

Merrill Lynch Asset Management, Inc. serves as trustee (the "Trustee") of the Plan. The Trustee has invested the assets of the Plan in funds maintained in pooled separate accounts held by Merrill Lynch Trust (see note 5).

Employees participating in the Plan are eligible to receive a benefit upon their normal retirement date, disability retirement date or termination date, equal to the amount in their individual account. Participants are always 100% vested in their contributions including the earnings thereon.

Participants are eligible to borrow from their account. The minimum loan is $500. A participant may borrow 50% of his or her account to a maximum of $50,000. The loans must be paid back within five years. The loans bore interest at a rate between 8% and 9% at December 31, 1999 and 1998.

Chelsea GCA 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Participants are permitted to invest their contributions in any of the following investment vehicles:

Merrill Lynch Basic Value Fund
Merrill Lynch Capital Fund
Merrill Lynch Corporate Bond Fund Investment Grade Portfolio
Merrill Lynch Global Allocation Fund
Merrill Lynch Growth Fund
Merrill Lynch Fundamental Growth Fund
Merrill Lynch Global Technology Fund
Merrill Lynch Healthcare Fund
Merrill Lynch S&P 500 Index Fund
Merrill Lynch International Index Fund
Merrill Lynch Retirement Preservation Trust
Chelsea GCA Realty, Inc. Common Stock

As of January 1, 1998 the Plan was amended to include an employer discretionary matching contribution in an amount not to exceed 100% of each participant’s first 6% of yearly compensation contributed to the Plan. For the 1999 and 1998 Plan year, the matching contribution was equal to 50% of each participant’s first 6% contributed to the Plan.

Employees with the following titles are not eligible to participate in the matching contribution: Vice President, Executive Vice President, Chief Operating Officer, President, CFO, Vice Chairman, and Chairman and CEO.

As of October 1, 1999 the Plan was amended to allow employees from Worcester Common Outlets, a retail outlet that the Partnership manages, to participate in the Plan.

Participants shall have a vested percentage in the matching contributions as follows:

After 1 year of vesting service After 2 years of vesting service After 3 years of vesting service After 4 years of vesting service After 5 years of vesting service	20% 40% 60% 80% 100%

2. Description of the Plan (continued)

While the Partnership hopes and expects to continue the Plan indefinitely, it reserves the right to terminate, amend or modify the Plan at any time subject to the provisions of ERISA.

This is not a complete description of the Plan. For more information on the Plan, see the Summary Plan Description available at the office of the Administrator.

3. Net Appreciation (Depreciation) in Fair Value of Investments

During the year ended December 31, 1999, the investments of the Plan appreciated (depreciated) in fair value as follows:

    Merrill Lynch Basic Value Fund                                  $   8,585
    Merrill Lynch Capital Fund                                        (18,027)
    Merrill Lynch Corporate Bond Fund Investment Grade Portfolio      (11,197)
    Merrill Lynch Global Allocation Fund                               15,961
    Merrill Lynch Growth Fund                                         141,089
    Merrill Lynch Fundamental Growth Fund                              26,108
    Merrill Lynch Global Technology Fund                               59,902
    Merrill Lynch Healthcare Fund                                       1,053
    Merrill Lynch S&P 500 Index Fund                                    8,430
    Merrill Lynch International Index Fund                                325
    Chelsea GCA Realty, Inc. Common Stock                             (30,995)
                                                                   ------------
                                                                   $  201,234
                                                                   ============

4. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits in the financial statements to Form 5500:

                                                                     Year ended December 31
                                                                    1999            1998
                                                                 ---------------------------

Net assets available for benefits per the financial statements
                                                                 $  2,707,409   $1,783,618
   Employee contributions receivable                                  (40,797)     (37,495)
   Employer contribution receivable                                   (12,295)     (13,000)
   Other                                                                  154       (3,774)
                                                                 ---------------------------
   Net assets available for benefits per Form 5500               $  2,654,471   $1,729,349
                                                                 ===========================

5. Subsequent Event

On February 1, 2000, the investments held by Merrill Lynch were transferred to Vanguard and Fidelity funds. In addition, Trustar Retirement Services replaced Merrill Lynch as the Plan recordkeeper and trustee.

Supplemental Schedule

Chelsea GCA 401(k) Savings Plan

Schedule H, Line 4(i) -
Schedule of Assets Held for Investment Purposes at End of Year

December 31, 1999

                                                                        Number of         Current Value
                            Identity of Issue                         Units/Shares
------------------------------------------------------------------------------------------------------

The Merrill Lynch Trust:
   Merrill Lynch Basic Value Fund                                         13,727.1      $   515,178
   Merrill Lynch Capital Fund                                              7,488.3          234,159
   Merrill Lynch Corporate Bond Fund Investment Grade Portfolio           12,526.1          133,529
   Merrill Lynch Global Allocation Fund                                   13,597.0          187,503
   Merrill Lynch Growth Fund for Investment & Retirement                  27,423.6          686,688
   Merrill Lynch Fundamental Growth Fund                                  10,484.8          258,242
   Merrill Lynch Global Technology Fund                                    6,068.6          146,798
   Merrill Lynch Healthcare Fund                                           3,799.5           18,808
   Merrill Lynch S&P 500 Index Fund                                        7,328.3          131,909
   Merrill Lynch International Index Fund                                    233.2            3,528
   Merrill Lynch Retirement Preservation Trust                           132,204.0          132,204
   Merrill Lynch CMA Money Fund                                            4,659.0            4,659
                                                                                        -------------
                                                                                          2,453,205

Cash                                                                                              2
Chelsea GCA Realty, Inc. Common Stock                                      5,818.0          173,086

Participant loans receivable (interest rates range from 8% to 9%
   maturing through 2005)                                                 26,753.1           28,024
                                                                                        -------------
Total investments                                                                       $ 2,654,317
                                                                                        =============

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-62207) pertaining to the Chelsea GCA 401(K) Savings Plan of our report dated June 12, 2000, with respect to the financial statements of the Chelsea GCA 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1999.

Ernst & Young LLP

New York, New York
June 27, 2000

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2000	Chelsea GCA Realty, Inc. Chelsea GCA 401(K) Savings Plan By: Michael J. Clarke Michael J. Clarke, Senior Vice President